UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT 401(k) AND PROFIT SHARING PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

DUPONT 401(k) AND PROFIT SHARING PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
DuPont 401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2013

DUPONT 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Assets:
Investments at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$22,171,209	$29,005,552
Participant-directed brokerage account	36,444	120,721
Company stock	677,815	1,232,640
Total investments	22,885,468	30,358,913

Receivables:
Participants’ contributions	—	35,736
Employer’s contributions	—	395,271
Accrued income	1,511	1,511
Notes receivable from participants	294,268	1,252,117
Total receivables	295,779	1,684,635

Cash	106	208,423
Total assets	23,181,353	32,251,971

Net assets available for benefits, at fair value	23,181,353	32,251,971
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(772,595)	(893,580)
Net assets available for benefits	$22,408,758	$31,358,391

See Notes to the Financial Statements beginning on page 4.

DUPONT 401(k) AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

2012
Additions:
Investment income:
Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$3,457,092
Net appreciation in fair value on other investments	83,217
Dividend income	28,699
Total investment income	3,569,008

Contributions:
Participants' contributions	1,939,282
Employer's contributions	1,068,556
Rollovers	92,853
Total contributions	3,100,691

Interest from notes receivable from participants	28,953

Total additions	6,698,652

Deductions:
Benefits paid to participants	5,302,278
Administrative expenses	29,282
Total deductions	5,331,560

Asset transfers in	6,722,047
Asset transfers out	(17,038,772)

Net decrease	(8,949,633)

Net assets available for benefits:
Beginning of year	31,358,391
End of year	$22,408,758

See Notes to the Financial Statements beginning on page 4.

DUPONT 401(k) AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont 401(k) and Profit Sharing Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is sponsored by E. I. du Pont de Nemours and Company ("Plan Sponsor" or "the Company"). Eligible employees of the Plan Sponsor's subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor's approval, are eligible to participate in the Plan.

As of December 31, 2012, Doebler's Pennsylvania Hybrids, Inc., Terral Seed, Inc., Hoegemeyer Hybrids, Inc., AgVenture Inc., NuTech Seed LLC, Seed Consultants Inc. ("ProAccess Companies") and Coastal Training Technologies Corp. (individually or collectively, as applicable, the "Employer") participated in the Plan. Effective January 1, 2012, employees of DuPont Liqui-box Corporation, Building Media, Inc., DuPont Danisco Cellulosic Ethanol LLC (“DuPont Danisco”) and Inpaco Corporation no longer participate in the Plan. See Note 3 for further information.

Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company. The Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the plan investments. The Company holds authority to appoint trustees and has designated Bank of America, N.A. ("Bank of America") and Northern Trust Corporation ("Northern Trust") as trustees for the Plan. Bank of America is the trustee for the balances in company stocks and the participant-directed brokerage account and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust"). See Note 5 for further information.

Participation
All employees of a subsidiary of the Company, which has adopted the Plan with the approval of the Company, are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party (unless the agreement calls for the employee's participation in the Plan), or an individual whose services are leased from another company. Employees are eligible to participate in the Plan beginning on the first day of employment.

Contributions
Each year, participants may contribute between 1% to 75% of their eligible earnings, on a before tax basis, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants hired on or after January 1, 2009 and before January 1, 2012 are automatically enrolled in the Plan at a 3% before-tax savings rate and increased 1% annually, up to a maximum of 5% of pay, if no action is taken by the employee within 60 days from the date of hire.

Participants hired on or after January 1, 2012 are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under the automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the Plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Employer will make a matching contribution of 100% of the first 3% of eligible earnings that a participant contributes to the Plan plus an additional matching contribution of 50% of any contributions that exceed 3% but do not exceed 5% of the participant's eligible compensation. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

In addition, the Plan permits each participating Employer to make a discretionary profit sharing contribution for the benefit of their eligible employees. Any employee of such participating Employer who is actively employed on the last day of the Plan year or who retired, died, is on an approved leave of absence or became disabled during the Plan year will receive an allocation based on the ratio that the participant's compensation bears to the total compensation of all eligible participants employed by that participating Employer. During the year ended December 31, 2012, no discretionary profit sharing contributions were made to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers five passively managed index funds, six actively managed custom-designed funds, 11 target retirement funds, DuPont company stock, a stable value fund and a self-directed brokerage account where participants can choose from approximately 1,400 funds from 70 mutual fund families.

Vesting
Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. A participant's vested interest in the Company's profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
immediately upon participation	0%
1	33%
2	66%
3 or more	100%

In addition, a participant becomes 100% vested in all contributions upon; (1) attainment of normal retirement age (age 59½); (2) disability or death while employed by the Company; (3) the participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company; or (4) the participant’s job with the Company is eliminated.

Participant balances related to company contributions transferred from the Coastal Training Technologies Corp. 401(k) Plan in 2010 and the Hoegemeyer Hybrids, Inc. 401(k) Profit Sharing Plan in 2012, that were not vested at the time the balances were merged into the Plan, continue to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Participants may borrow from their 401(k) and matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant's highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 3.25% to 8.25%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions. A maximum of two loans per participant may be outstanding at any time and loan maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed ten years.

Payment of Benefits
A withdrawal of all or a portion of a participant's account may be made by the participant after attaining age 59½. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination, retirement, death, or disability, a participant may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in installments, payable in cash or DuPont company stock payable in kind, or part in cash and part DuPont company stock payable in kind. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $17,965 and $23,911, respectively. Forfeitures can be used, as defined in the Plan, to pay administrative expenses and to reduce the amount of future employer contributions. During the year ended December 31, 2012, forfeited accounts were used to pay for administrative expenses totaling $21,893.

Administrative Expenses
Expenses of administering the Plan, including various recordkeeping services, may be paid by the Plan at the election of the Company. Expenses paid by the Plan for the year ended December 31, 2012 were $29,282, which excludes expenses paid by the Master Trust. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments can be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Company stock is valued at the year-end market price of the common stock. The participant-directed brokerage account, which consists of shares of registered investment companies comprised of equity and fixed income funds ("mutual funds"), is valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of company stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 and $259,064 at December 31, 2012 and 2011, respectively.

NOTE 3 — ASSET TRANSFERS

In 2012, assets from the Hoegemeyer Hybrids, Inc. and Terral Seed, Inc. plans were merged with the Plan. All Hoegemeyer
Hybrids, Inc. plan investments were liquidated at fair value and cash proceeds amounting to $2,813,981 and participant loans totaling $4,421 were transferred into the Plan. All Terral Seed, Inc. plan investments were liquidated at fair value and cash proceeds amounting to $3,872,274 and participant loans totaling $29,561 were transferred into the Plan.

In 2012, assets from Liqui-Box Corporation and Inpaco Corporation were withdrawn from the Plan. All Plan assets relating to the Liqui-Box and Inpaco Corporation investments were liquidated at fair value and cash proceeds amounting to $15,163,816 and participant loans totaling $924,954 were transferred out of the Plan in March 2012.

On January 1, 2012, DuPont Danisco Cellulosic Ethanol employees became participants in the DuPont Retirement Savings Plan and, in May 2012, plan investments were liquidated at fair value and cash proceeds amounting to $939,702 and participant loans totaling $4,016 from the Plan were transferred to the DuPont Retirement Savings Plan.

NOTE 4 — INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2012 and 2011 consist of the Plan’s interest in the Master Trust.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2012
Company stocks	$86,444
Participant-directed brokerage account	(3,227)
Net appreciation in fair value of investments	$83,217

For the year ended December 31, 2012, the Plan's net investment gain from interest in the Master Trust amounted to $3,457,092.

NOTE 5 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investments pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of DuPont, has the responsibility to oversee the investments' managers and evaluate the funds' performances under the Master Trust, except for the Stable Value Fund, which is managed by DCMC.

At December 31, 2012, the Master Trust includes the assets of the following plans:

•	DuPont Retirement Savings Plan

•	DuPont 401(k) and Profit Sharing Plan

•	Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s interest in the Master Trust was 0.25% and 0.34% as of December 31, 2012 and 2011, respectively.

Master Trust Investments
The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee at year-end.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

The Master Trust holds contracts that have investments in fully benefit-responsive investment contracts.  In accordance with GAAP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. Prior to 2012, the fair value of the GICs was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Effective in 2012, the GICs fair value is equal to their book value, setting their market price equal to par value. The Company believes valuing the GICs at book value is a more accurate representation of both the economic value of the contacts and of their risk dynamics. The fair value of synthetic and separate account GICs are determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”).  The fair value of the wrappers for the GICs are determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions.  That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

The following presents the Master Trust’s net assets at December 31, 2012 and 2011:

	2012	2011
Assets:
Investments, at fair value:
Common stocks	$1,217,983,068	$952,708,651
Preferred stocks	2,896,201	2,575,621
Fixed income securities	70,003,455	53,611,038
Mutual funds	262,840,946	275,312,429
CCTs	1,939,922,696	1,659,980,478
Investment contracts	5,396,374,165	5,473,023,614
Short term investments	34,367,989	15,718,729
Total investments	8,924,388,520	8,432,930,560

Cash	727,673	88,699
Receivables for securities sold	5,652,505	7,517,030
Unrealized appreciation on foreign exchange contracts	938,589	70,741
Accrued income	2,009,703	16,877,095
Other assets	17,526	17,044
Total assets	8,933,734,516	8,457,501,169

Liabilities:
Payables for securities purchased	16,353,562	32,763,902
Accrued expenses and other liabilities	7,063,849	5,539,465
Total liabilities	23,417,411	38,303,367

Master Trust net assets, at fair value	8,910,317,105	8,419,197,802
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(310,475,267)	(259,327,496)
Master Trust net assets	$8,599,841,838	$8,159,870,306

The following presents the net investment gain for the Master Trust for the year ended December 31, 2012:

2012
Change in net appreciation (depreciation) in fair value of investments:
Investments, at fair value:
Common stocks	$167,898,138
Preferred stocks	156,422
Mutual funds	45,919,468
Fixed income securities	3,233,113
CCTs	224,044,121
Investment contracts	228,936
Other	(135,568)
Short term investments	(738,565)
Net depreciation on swap agreements	(13,612)
Net appreciation on foreign exchange contracts	1,226,044
Net depreciation on futures contracts	(172,813)
Net increase from investments	441,645,684

Investment income (expense):
Interest income	173,039,479
Dividend income	22,253,471
Administrative expenses	(14,800,082)
Net investment gain	$622,138,552

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2012 and 2011 were as follows:

	2012	2011
Underlying Assets of Synthetic GICs:
GEM Trust Short Duration	$578,072,180	$573,198,713
GEM Trust Risk-Controlled 1	460,608,021	439,433,347
GEM Trust Opportunistic 3	506,148,804	475,812,003
PIMCO Separate Account	568,151,477	511,206,560

Separate Account GICs:
Prudential Retirement & Annuity Co.	1,244,415,260	1,199,981,596
Metropolitan Life Insurance Co.	669,938,648	638,651,436

CCT:
Northern Trust Collective S&P 500 Equity Index Fund	558,344,357	487,755,640

Description of the Master Trust’s Investment Contracts
The Stable Value Fund invests in traditional GICs, synthetic GICs and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The crediting interest rates on investment contracts ranged from 0.12% to 5.83% for the year ended December 31, 2012 and from 1.39% to 5.83% for the year ended December 31, 2011.  The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 3.17% and 3.46% for the year ended December 31, 2012 and 2011, respectively.  The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 3.22% and 3.69% for the years ended December 31, 2012 and 2011, respectively.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

The crediting rates for synthetic and separate account GICs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Plan through the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, the investment guidelines prohibit DCMC from purchasing contracts from issuers with a credit rating lower than Aa3/AA.  In addition, the weighted average credit rating of all contracts must be A3/A- or higher at all times and no single traditional GIC issuer may represent more than 5% of the total Stable Value Fund.  Additionally, DCMC continually monitors the issuers of these investments through external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/ Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

For synthetic and separate account GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Master Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic and separate account GIC that terminates the contract with another synthetic and separate account GIC issuer. Both options help maintain the stable contract value.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Plan invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Plan intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Plan is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Plan each day, depending on the daily fluctuations in the fair value of the underlying security. The company recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

NOTE 6 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2012:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$677,815	$—	$—	$677,815
Participant-directed brokerage account[1]	36,444	—	—	36,444
Total Plan’s investments	$714,259	$—	$—	$714,259

Master Trust’s investments:
Common stocks:
International common stocks	$302,602,285	$—	$—	$302,602,285
Large-cap domestic common stocks	467,526,733	—	—	467,526,733
Mid-cap domestic common stocks	359,874,637	—	—	359,874,637
Small-cap domestic common stocks	87,979,413	—	—	87,979,413
Total common stocks	1,217,983,068	—	—	1,217,983,068

Investment contracts:
Separate account GICs	—	2,233,702,546	—	2,233,702,546
Traditional GICs	—	406,405,824	—	406,405,824
Wrapper contracts	—	420,610	—	420,610
Underlying assets on synthetic GICs:			—
Pooled separate account	—	568,151,477	—	568,151,477
Commingled funds	—	2,187,693,708	—	2,187,693,708
Total investment contracts	—	5,396,374,165	—	5,396,374,165

Preferred stocks	2,896,201	—	—	2,896,201
Fixed income securities	—	70,003,455	—	70,003,455
Mutual funds	262,840,946	—	—	262,840,946
CCTs	—	1,939,922,696	—	1,939,922,696
Short term investments	—	34,367,989	—	34,367,989
Total Master Trust investment assets	1,483,720,215	7,440,668,305	—	8,924,388,520

Other financial instruments[2]	8,228	926,160	—	934,388
Total Master Trust assets	$1,483,728,443	$7,441,594,465	$—	$8,925,322,908
 ______________________________________
1    Underlying assets on the participant-directed brokerage account relate to mutual funds.
2      Other financial instruments include forwards, futures, options and swaps.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2011:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$1,232,640	$—	$—	$1,232,640
Participant-directed brokerage account[1]	120,721	—	—	120,721
Total Plan’s investments	$1,353,361	$—	$—	$1,353,361

Master Trust’s investments:
Common stocks:
International common stocks	$145,173,834	$—	$—	$145,173,834
Large-cap domestic common stocks	464,747,966	—	—	464,747,966
Mid-cap domestic common stocks	275,459,975	—	—	275,459,975
Small-cap domestic common stocks	67,326,876	—	—	67,326,876
Total common stocks	952,708,651	—	—	952,708,651

Investment contracts:
Separate account GICs	—	2,148,320,638	—	2,148,320,638
Traditional GICs	—	711,113,069	—	711,113,069
Wrapper contracts	—	630,305	—	630,305
Underlying assets on synthetic GICs:
Pooled separate account	—	511,206,560	—	511,206,560
Commingled funds	—	2,101,753,042	—	2,101,753,042
Total investment contracts	—	5,473,023,614	—	5,473,023,614

Preferred stocks	2,575,621	—	—	2,575,621
Fixed income securities	—	53,611,038	—	53,611,038
Mutual funds	275,312,429	—	—	275,312,429
CCTs	—	1,659,980,478	—	1,659,980,478
Short term investments	—	15,718,729	—	15,718,729
Total Master Trust investment assets	1,230,596,701	7,202,333,859	—	8,432,930,560

Other financial instruments[2]	(3,247)	58,240	—	54,993
Total Master Trust assets	$1,230,593,454	$7,202,392,099	$—	$8,432,985,553
 ______________________________________
1    Underlying assets on the participant-directed brokerage account relate to mutual funds.
2    Other financial instruments include forwards, futures, and options.

For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Northern Trust and Bank of America, which also serve as trustees. In addition, the Plan offers DuPont Company stock as an investment option. At December 31, 2012, the Plan held 15,070 shares of DuPont common stock valued at $677,815.  At December 31, 2011, the Plan held 26,925 shares of DuPont common stock valued at $1,232,640.  During the year ended December 31, 2012, the Plan purchased and sold $363,628 and $934,206 of DuPont common stock, respectively, and received dividends of $27,372.  See Note 4 for further information on appreciation of DuPont company stock. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was approximately $1,943,505 for the year ended December 31, 2012.  DCMC fee amounts relate to the Master Trust and are allocated proportionately to the plans within the Master Trust based on each plan’s interest to the total fair value of the Master Trust investment funds.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 8 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the profit sharing contributions.

NOTE 9 — TAX STATUS

The IRS has determined and informed the company by a letter dated May 16, 2011, covering the Plan and amendments through December 21, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC and therefore believe that the Plan is a qualified plan, pursuant to Section 401(a) of the IRC, and related trust is tax-exempt from federal taxation under Section 501(a) of the IRC.

In 2012, the Plan identified contributions transmitted to the trustee after the date the Department of Labor ("DOL") may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. Corrections will be made in accordance with the IRS and DOL procedures. The Plan Administrator believes that the contributions identified for correction would not cause the Plan to be disqualified by the IRS; therefore, no provision for income taxes has been included in the Plan's financial statements. Penalties, taxes and remedial payments, due to noncompliance were paid by the Company.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, and is currently under IRS audit for the 2010 plan year.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$22,408,758	$31,358,391
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	772,595	893,580
Amounts allocated to withdrawing participants	—	(259,064)
Loan balances considered deemed distributions	(2,410)	(38,730)
Net assets available for benefits per the Form 5500	$23,178,943	$31,954,177

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2012 to total income per the Form 5500:

2012
Total additions per the financial statements	$6,698,652
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	772,595
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(893,580)
Total income per the Form 5500	$6,577,667

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date.  The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2012:

2012
Total deductions per the financial statements	$5,331,560
Amounts allocated to withdrawing participants at December 31, 2011	(259,064)
Current year cumulative deemed distributions	2,410
Prior year cumulative deemed distributions	(38,730)
Total expenses per the Form 5500	$5,036,176

DUPONT 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	$22,171,209

*	Participant-directed Brokerage Account	Brokerage account	**	36,444

*	DuPont Company Stock	Company stock	**	677,815

*	Notes receivable from participants	3.25% - 8.25% - Maturing from January 2013 - November 2017	**	294,268
	Total Assets Held At End of Year			$23,179,736
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

DUPONT 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS AS OF DECEMBER 31, 2012
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE A

Totals that Constitute Nonexempt Prohibited Transactions
Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2012	$195,501	$—	$195,501	$—	$—

Note: The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The only corrections remaining relate to lost earnings which are considered immaterial and will be made in 2013. Corrections will be made in accordance with the IRS and DOL procedures.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan

/s/ Ron Miller
Ron Miller
Director — Global Rewards

June 24, 2013